UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1 - Exit Filing)*

Integrated Device Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

458118106

(CUSIP Number)

Libin Sun, Liang Xu, Haiping Zhou, Zhibin Lin

Junping Chen, Libin Yang

Suite A601, Ecommerce Service Base, Gongyuannan Rd.

Nanshan District, Shenzhen, Guangdong 518070

People’s Republic of China

+86-755-2602-7862

With a Copy to:

Nauman A. Aly

1812 N Columbia Blvd

Gate C15, Suite 514-668

Portland, Oregon 97217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458118106	13D/A	Page 2 of 12

1	NAME OF REPORTING PERSON Libin Sun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,010,886(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,010,886(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,010,886(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%(3)
14	TYPE OF REPORTING PERSON IN

(1) Includes 3,600,000 shares of common stock subject to American-style call options with strike prices ranging from $0.25 to $0.38 and exercisable through dates ranging from November 3, 2016 to November 14, 2016.

(2) Libin Sun may be deemed to be part of a “group” with certain other Reporting Persons. See Item 5.

(3) Calculated based on 135,373,226 shares of the common stock, $0.001 par value, of Integrated Device Technology, Inc., outstanding as of February 5, 2016, as reported in Integrated Device Technology, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended January 3, 2016 filed with the Securities and Exchange Commission on February 9, 2016.

CUSIP No. 458118106	13D/A	Page 3 of 12

1	NAME OF REPORTING PERSON Liang Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 260,433
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 260,433
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,433
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(2)
14	TYPE OF REPORTING PERSON IN

(1) Liang Xu may be deemed to be part of a “group” with certain other Reporting Persons. See Item 5.

(2) Calculated based on 135,373,226 shares of the common stock, $0.001 par value, of Integrated Device Technology, Inc., outstanding as of February 5, 2016, as reported in Integrated Device Technology, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended January 3, 2016 filed with the Securities and Exchange Commission on February 9, 2016.

CUSIP No. 458118106	13D/A	Page 4 of 12

1	NAME OF REPORTING PERSON Haiping Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,775
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,775
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(2)
14	TYPE OF REPORTING PERSON IN

(1) Haiping Zhou may be deemed to be part of a “group” with certain other Reporting Persons. See Item 5.

(2) Calculated based on 135,373,226 shares of the common stock, $0.001 par value, of Integrated Device Technology, Inc., outstanding as of February 5, 2016, as reported in Integrated Device Technology, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended January 3, 2016 filed with the Securities and Exchange Commission on February 9, 2016.

CUSIP No. 458118106	13D/A	Page 5 of 12

1	NAME OF REPORTING PERSON Zhibin Lin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,915
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 75,915
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,915
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(2)
14	TYPE OF REPORTING PERSON IN

(1) Zhibin Lin may be deemed to be part of a “group” with certain other Reporting Persons. See Item 5.

(2) Calculated based on 135,373,226 shares of the common stock, $0.001 par value, of Integrated Device Technology, Inc., outstanding as of February 5, 2016, as reported in Integrated Device Technology, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended January 3, 2016 filed with the Securities and Exchange Commission on February 9, 2016.

CUSIP No. 458118106	13D/A	Page 6 of 12

1	NAME OF REPORTING PERSON Junping Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 72,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(2)
14	TYPE OF REPORTING PERSON IN

(1) Junping Chen may be deemed to be part of a “group” with certain other Reporting Persons. See Item 5.

(2) Calculated based on 135,373,226 shares of the common stock, $0.001 par value, of Integrated Device Technology, Inc., outstanding as of February 5, 2016, as reported in Integrated Device Technology, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended January 3, 2016 filed with the Securities and Exchange Commission on February 9, 2016.

CUSIP No. 458118106	13D/A	Page 7 of 12

1	NAME OF REPORTING PERSON Libin Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,877
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 70,877
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(2)
14	TYPE OF REPORTING PERSON IN

(1) Libin Yang may be deemed to be part of a “group” with certain other Reporting Persons. See Item 5.

(2) Calculated based on 135,373,226 shares of the common stock, $0.001 par value, of Integrated Device Technology, Inc., outstanding as of February 5, 2016, as reported in Integrated Device Technology, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended January 3, 2016 filed with the Securities and Exchange Commission on February 9, 2016.

CUSIP No. 458118106	13D/A	Page 8 of 12

1	NAME OF REPORTING PERSON Nauman A. Aly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pakistan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(2)
14	TYPE OF REPORTING PERSON IN

(1) Nauman A. Aly may be deemed to be part of a “group” with certain other Reporting Persons. See Item 5.

(2) Calculated based on 135,373,226 shares of the common stock, $0.001 par value, of Integrated Device Technology, Inc., outstanding as of February 5, 2016, as reported in Integrated Device Technology, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended January 3, 2016 filed with the Securities and Exchange Commission on February 9, 2016.

CUSIP No. 458118106	13D/A	Page 9 of 12

Explanatory Note:

Pursuant to Rule 13d-2 promulgated under the Act, this statement constitutes Amendment No. 1 to the Schedule 13D (this “Amendment”) relating to the Common Stock, par value $0.001, issued by Integrated Device Technology, Inc., (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on April 12, 2016 (the “Initial Schedule 13D”), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D). This Amendment is the final amendment to the Initial Schedule 13D and an exit filing for the Reporting Persons. Except as set forth herein, this Amendment does not supplement, restate or amend any of the other information disclosed in the Initial Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

On April 12, 2016, NALY sold American-style call options referencing 185,000 shares of Common Stock for an aggregate consideration of $447,740.

Item 5.  Interest in Securities of the Issuer

Items 5(a) through 5(c) and item 5(e) are hereby amended and restated to read as follows:

(a) – (b) Based upon the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended January 3, 2016, as filed with the Securities and Exchange Commission on February 9, 2016, there were 135,373,226 shares of the Common Stock outstanding as of February 5, 2016.

The following table sets forth the beneficial ownership of the shares of Common Stock for each of the Reporting Persons as of April 12, 2016.

Name	Shares Beneficially Owned	Percentage of Total	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Libin Sun(1)	6,010,886(1)	4.4%	6,010,886(1)	0	6,010,886(1)	0
Liang Xu	260,433	0.2%	260,433	0	260,433	0
Haiping Zhou	130,775	0.1%	130,775	0	130,775	0
Zhibin Lin	75,915	0.1%	75,915	0	75,915	0
Junping Chen	72,000	0.1%	72,000	0	72,000	0
Libin Yang	70,877	0.1%	70,877	0	70,877	0
Nauman A. Aly	0	0%	0	0	0	0

(1) Includes 3,600,000 shares of Common Stock subject to American-style call options.

CUSIP No. 458118106	13D/A	Page 10 of 12

Due to the nature of the transaction described in Item 4, the Reporting Persons may be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act). As a result, each of the Reporting Persons may be deemed to beneficially own an aggregate of 6,620,886 shares of Common Stock, or approximately 4.9% of the outstanding shares of Common Stock of the Issuer. Each Reporting Person hereby expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any other Reporting Person or any other person, and this Schedule 13D shall not be construed as acknowledging that any Reporting Person, for any or all purposes, beneficially owns any shares of Common Stock beneficially owned by any other Reporting Person or any other person or is a member of a group with any other Reporting Person or any other person.

Except as disclosed in this statement, none of the Reporting Persons (i) beneficially owns any shares of Common Stock or has the right to acquire any shares of Common Stock or (ii) presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock that they may be deemed to beneficially own.

(c) The following table sets forth information concerning transactions that were effected by the Reporting Persons after the filing of Initial Schedule 13D. Unless otherwise indicated, all transactions were effected by NALY.

Trade Date	Buy/Sell	No. of Shares/Quantity	Security	Expiration Date	Strike Price	Price Per Share*	Price Range*
April 12, 2016	Sell	148,200	Listed Call Option	April 15, 2016	$20	$2.15	$2.00 to $2.90
April 12, 2016	Sell	36,800	Listed Call Option	April 15, 2016	$20	$3.52	$3.50 to $3.70

*The price per share reported above is a weighted average price.  Upon request, the Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the SEC full information regarding the securities sold at each separate price within the ranges set forth above.

(e) As of April 12, 2016, each of the Reporting Persons ceased to be a beneficial owner of more than 5% of the outstanding shares of Common Stock of the Issuer.

CUSIP No. 458118106	13D/A	Page 11 of 12

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated to read as follows:

LSUN beneficially holds options to purchase 3,600,000 shares of Common Stock pursuant to various American-style call options with strike prices ranging from $0.25 to $0.38 and exercisable through dates ranging from November 3, 2016 to November 14, 2016. None of the options gives the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer.

The Reporting Persons may, from time to time, enter into and dispose of options or other derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock.

Except for the matters described herein, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer.

CUSIP No. 458118106	13D/A	Page 12 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2016

LIBIN SUN

By:	/s/ Libin Sun
Name: Libin Sun

LIANG XU

By:	/s/ Liang Xu
Name: Liang Xu

HAIPING ZHOU

By:	/s/ Haiping Zhou
Name: Haiping Zhou

ZHIBIN LIN

By:	/s/ Zhibin Lin
Name: Zhibin Lin

JUNPING CHEN

By:	/s/ Junping Chen
Name: Junping Chen

LIBIN YANG

By:	/s/ Libin Yang
Name: Libin Yang

NAUMAN A. ALY

By:	/s/ Nauman A. Aly
Name: Nauman A. Aly

Signature Page to Schedule 13D/A